EXHIBIT 99.7
CAMECO CORPORATION
RECONCILIATION TO UNITED STATES GAAP
December 31, 2009

KPMG LLP	Telephone	(306) 934-6200
Chartered Accountants	Fax	(306) 934-6233
600-128 4th Avenue South	Internet	www.kpmg.ca
Saskatoon Saskatchewan S7K 1M8
Canada
AUDITORS’ REPORT ON RECONCILIATION TO UNITED STATES GAAP
To the Board of Directors of Cameco Corporation
On February 23, 2010, we reported on the consolidated balance sheets of Cameco Corporation (“the Corporation”) as at December 31, 2009 and 2008 and the consolidated statements of earnings, shareholders’ equity, comprehensive income, accumulated other comprehensive income and cash flows for each of the years ended December 31, 2009 and 2008. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States GAAP”. This supplemental note is the responsibility of the Corporation’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.
In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
Chartered Accountants
Saskatoon, Canada
February 23, 2010
KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.

Reconciliation to United States GAAP
The consolidated financial statements of Cameco are expressed in Canadian dollars in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (US GAAP).
(a)    Reconciliation of earnings under Canadian GAAP to earnings determined under US GAAP:

(Recast [e])
	2009	2008
Earnings from continuing operations under Canadian GAAP	$716,997	$366,149
Add (deduct) adjustments for [d]:
Pre-operating costs (i)	1,512	1,512
Stock-based compensation (iii)	(3,044)	(65,628)
In-process research and development (viii)	18,294	(92,736)
Income tax effect of adjustments	(2,881)	42,509
Minority interest in loss under Canadian GAAP[1]	(3,035)	(245)

Earnings from continuing operations under US GAAP	727,843	251,561
Earnings from discontinued operations under Canadian GAAP	382,425	83,968
Add adjustment for:
Earnings from discontinued operations [e]	93,173	73,823

Earnings from discontinued operations under US GAAP	475,598	157,791

Net earnings under US GAAP	$1,203,441	$409,352
Less net loss attributable to non-controlling interests[1]
Continuing operations	3,035	245
Discontinued operations [e]	(61,433)	(66,244)

	(58,398)	(65,999)

Net earnings attributable to common shareholders under US GAAP	$1,145,043	$343,353

Other comprehensive income:
Comprehensive income under Canadian GAAP	$974,970	$511,832
Adjustments to net earnings attributable to common shareholders under US GAAP	45,621	(106,764)
Add (deduct) adjustments for [d]:
Unamortized actuarial gain (iv)	(37,006)	144,795
Unamortized actuarial gain transferred to net earnings (iv)	(27,712)	(22,026)
Foreign currency translation adjustments (viii)	12,995	(18,240)

Comprehensive income under US GAAP	$968,868	$509,597

Net earnings per share under US GAAP
Basic
Continuing operations	$1.87	$0.72
Discontinued operations	1.08	0.26

	$2.95	$0.98

Diluted
Continuing operations	$1.87	$0.72
Discontinued operations	1.07	0.26

	$2.94	$0.98

[1]	As required by Statement of Financial Accounting Standards (SFAS) No. 160, Non-controlling Interests in Consolidated Financial Statements, the company has reclassified its non-controlling interests on the statements of earnings and balance sheets.

(b)	Comparison of balance sheet items determined in accordance with Canadian GAAP to balance sheet items determined in accordance with US GAAP:
(i)	Balance Sheets

			(Recast [e])
	2009		2008
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Current assets [d(v)]	$2,527,741	$2,258,854	$1,177,692	$954,487
Current assets — discontinued operations	—	—	1,176,056	1,104,795
Property, plant and equipment [d(v)]	4,068,103	3,531,905	3,932,658	3,379,966
Intangible assets	97,713	97,713	101,442	101,442
Long-term receivables, investments and other [d(v)(viii)]	648,545	699,337	622,753	701,645

Total assets	$7,342,102	$6,587,809	$7,010,601	$6,242,335

Current liabilities [d(v)]	$763,057	$657,266	$822,724	$721,099
Current liabilities — discontinued operations	—	—	743,323	703,802
Long-term debt [d(v)]	952,853	793,842	1,212,982	1,042,374
Provision for reclamation	296,896	296,896	313,203	313,203
Other liabilities [d(v)]	187,072	60,547	179,880	78,484
Deferred income taxes	134,356	40,553	83,848	(5,163)

	2,334,234	1,849,104	3,355,960	2,853,799

Minority interest	164,040	—	141,018	—

Shareholders’ equity
Share capital [d(vi)]	1,512,461	1,499,531	1,062,714	1,049,784
Contributed surplus	131,577	124,123	131,858	121,360
Non-controlling interest[1]	—	164,040	—	141,018
Retained earnings	3,158,506	3,016,846	2,153,315	1,966,034
Accumulated other comprehensive income
- net actuarial loss [d(iv)]	—	(10,538)	—	(5,903)
- equity investment net actuarial loss [d(iv)]	—	(110,785)	—	(50,365)
- equity investment prior service cost [d(iv)]	—	(1,772)	—	(2,109)
- cumulative translation account [d(ii)(viii)]	(50,398)	(34,422)	65,342	68,323
- hedges and derivative instruments	109,308	109,308	101,654	101,654
- available-for-sale securities	(17,626)	(17,626)	(1,260)	(1,260)

Total accumulated other comprehensive income	41,284	(65,835)	165,736	110,340

Total shareholders’ equity	4,843,828	4,738,705	3,513,623	3,388,536

Total liabilities and shareholders’ equity	$7,342,102	$6,587,809	$7,010,601	$6,242,335

[1]	As required by Statement of Financial Accounting Standards (SFAS) No. 160, Non-controlling Interests in Consolidated Financial Statements, the company has reclassified its non-controlling interests on the statements of earnings and balance sheets.

(ii)	Components of accounts payable and accrued liabilities are as follows:

Accounts payable	$438,012	$339,390	$402,359	$304,849
Taxes and royalties payable	50,386	91,143	57,934	89,691
Accrued liabilities	46,266	46,266	54,417	54,417

Total accounts payable and accrued liabilities	$534,664	$476,799	$514,710	$448,957

(c)	The effects of these adjustments would result in the consolidated statements of cash flows reporting the following under US GAAP:

	2009	2008

Cash provided by operations	$660,757	$540,108
Cash provided by (used in) investing	255,837	(1,064,681)
Cash provided by financing	127,795	558,670

Included within the cash provided by investing activities for 2009 is $871,300,000 related to the disposition of the interest in Centerra Gold Inc. (Centerra). There are no cash flows from discontinued operations contained within cash provided by operations or financing activities.
(d)	A description of certain significant differences between Canadian GAAP and US GAAP follows:
(i)	Pre-Operating Costs

Under Canadian GAAP, pre-operating costs incurred during the commissioning phase of a new project are deferred until commercial production levels are achieved, subject to time limitations. Under US GAAP, such costs are expensed as incurred. McArthur River commercial production commenced March 1, 2000 for US GAAP and November 1, 2000 for Canadian GAAP. Differences in capitalized costs are amortized over the estimated lives of the assets to which they relate.

(ii)	Cumulative Translation Account

Prior to 2007, under US GAAP, exchange gains and losses of any foreign currency debt designated as hedges of net investments in subsidiaries were included in comprehensive income. Cumulative amounts were included in accumulated other comprehensive income on the balance sheet. Adjustments from prior years related to this difference amount to $21,222,000.

(iii)	Stock-Based Compensation

In 2007, Cameco amended its stock option program, introducing a cash settlement feature for the exercise of employee stock options. Under Canadian GAAP, options that include a cash settlement feature are classified as liabilities and carried at their intrinsic value. The intrinsic value is marked to market each period with an offsetting adjustment to expense. Under US GAAP, the liabilities are required to be measured at their fair value each period with an offsetting adjustment to expense. For US GAAP purposes, the fair value of the options was determined using the Black-Scholes option-pricing model. As a result of the difference, compensation expense for US GAAP purposes for 2007 was reduced by $76,126,000.

In November 2008, Cameco amended its stock option program, removing the cash settlement feature for the exercise of employee stock options. Under both Canadian and US GAAP, options that do not include a cash settlement feature are classified as equity and measured at their grant date fair value. The Black-Scholes option-pricing model was used to determine the fair value of the options as at the date of amendment. It was determined that compensation expense previously recorded under Canadian GAAP was in excess of the fair value of the outstanding options. Thus, no charges or recoveries were recorded under Canadian GAAP as a result of this amendment. The expense recorded under US GAAP, while the cash settlement option was in effect, was lower than the grant date fair value of the outstanding options. The reversal of the recovery of stock compensation costs as a result of the use of the intrinsic value model under Canadian GAAP at a time when Cameco’s share price was declining results in an increase expense for US GAAP purposes of $3,044,000 in 2009 (2008 — $65,628,000). The cumulative Canadian-US GAAP difference for stock-based compensation expense is $7,454,000, of which

$2,202,000 is a permanent difference. The remaining $5,252,000 is a temporary difference and future expenses under US GAAP will be increased by that amount.

As of December 31, 2009, Cameco had stock-based compensation costs relating to unvested stock option awards that have not yet been recognized in the amount of $3,186,000 (2008 — $4,469,000), net of estimated forfeitures. The compensation cost will be recognized on a straight-line basis over the remaining vesting periods of the awards.

(iv)	Pension and Other Post-Retirement Benefits

In September 2006, the FASB issued Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post-Retirement Plans (FAS 158), an amendment of FASB Statements No. 87, 88, 106 and 132(R). FAS 158 requires an entity to recognize the funded status of a benefit plan in the balance sheet and to recognize the existing unrecognized net gains and losses, unrecognized prior service costs, and unrecognized net transition assets in other comprehensive income. There is no similar requirement under Canadian GAAP.

For the Cameco benefit plan, a loss of $4,635,000 was included in other comprehensive income (2008 — a gain of $1,709,000). For the BPLP benefit plan, a loss of $50,624,000 was included in other comprehensive income (2008 — a gain of $121,060,000).

The rate used to discount pension and other post-retirement benefit plan obligations was based on the AA high quality Canadian corporate bond yield curve at December 31, 2009, as developed by third party actuaries. The estimated future cash flows for the pension and other post-retirement obligations were matched to the corresponding spot rates on this yield curve to derive a representative single discount rate.

In 2009, the Ontario provincial government enacted amendments that provided for a reduction in the general corporate income tax rate for business operating in the province of Ontario. The cumulative effect on the income tax liability related to the 2009 adjustments to other comprehensive income for pension and other post-retirement benefits was an increase of $9,460,000.

(v)	Investment in Bruce Power L.P. (BPLP)

Under Canadian GAAP, Cameco accounts for its interest in BPLP by the proportionate consolidation method. Under US GAAP, Cameco is required to equity account for its investment and record in earnings its proportionate share of their net earnings measured in accordance with US GAAP.

(vi)	Convertible Debentures

Under US GAAP, convertible debentures are to be classified entirely as debt rather than equity. Due to the difference, accretion related to the equity component of convertible debentures for Canadian GAAP has been reversed for US GAAP purposes. Since all interest related to the debentures was being capitalized under both US and Canadian GAAP, the adjustments affected only the balance sheet. The convertible debentures were converted to common shares in October 2008. In comparison to Canadian GAAP, the cumulative differences on the US GAAP balance sheet were to decrease share capital by $12,930,000 and property, plant and equipment by $12,930,000.

(vii)	Income Taxes

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	2009	2008

Balance, beginning of year	$34,487	$20,587
Additions based on tax positions related to the current year	3,369	3,161
Additions for tax positions of prior years	10,295	11,839
Reductions for tax positions of prior years	(5,064)	(1,100)

Balance, end of year	$43,087	$34,487

All of the tax benefits included in the table would, if recognized, impact the effective income tax rate. It is Cameco’s policy to classify interest and penalties associated with unrecognized tax benefits, if any, in income tax expense. For the years ended December 31, 2008 and 2009, there were no amounts accrued for penalties or interest expense.

Cameco and its subsidiaries file tax returns in several jurisdictions. At December 31, 2009, the significant jurisdictions and the tax years subject to examination by tax authorities were as follows:

Years
Canada	2005 - present
United States	2006 - present
Switzerland	2008 - present
Barbados	2001 - present

(viii)	Investment in GE-Hitachi Global Laser Enrichment LLC (GLE)

Effective June 19, 2008, Cameco acquired a 24% interest in GLE. In total, $94,727,000 of the purchase price has been allocated to in-process research and development (IPR&D). Under Canadian GAAP, IPR&D is capitalized and amortized over the period until the project commences commercial production. Under Canadian GAAP, these expenditures are being amortized over a period of 8.5 years, with all amounts amortized by December 31, 2016. Under US GAAP, any portion of the purchase price allocated to research and development activities for which there is no alternative future use must be expensed on the acquisition date. Under US GAAP, the expense for 2009 has been decreased by $18,294,000 (2008 — increased by $92,736,000). As a result, the carrying value of the investment is lower under US GAAP which causes a foreign currency translation difference in the amount of $5,245,000 (2008 — $18,240,000), which has been recorded in the cumulative translation account.
(e)	Sale of Centerra Gold Inc. (Centerra)

On December 30, 2009, Cameco completed a public offering of 88,618,472 common shares of Centerra for net proceeds of approximately $871,000,000 and, for Canadian GAAP purposes, recorded a net gain of $374,000,000. Concurrent with this offering, Cameco transferred an additional 25,300,000 common shares of Centerra to Kyrgyzaltyn pursuant to the agreement that Cameco entered into with the Government of the Kyrgyz Republic on April 24, 2009. As a result of the closing of the public offering, and the transfer of the Centerra common shares to Kyrgyzaltyn, Cameco has disposed of its entire interest in Centerra. For US GAAP purposes, Cameco recorded an incremental gain on disposition of $23,570,000 which represents the remaining book value of Centerra’s net assets under US GAAP.

The assets and liabilities related to the discontinued operations have been reclassified as assets or liabilities of discontinued operations on the consolidated balance sheets. Operating results related to the discontinued operations have been included in earnings from discontinued operations on the consolidated statements of earnings. Comparative period balances have been restated.

Financial Results of Discontinued Operations

The results of the operations of Centerra are presented under “discontinued operations” on the consolidated statements of earnings. The following table presents the components of the US GAAP adjustments related to the discontinued operations amounts:

	2009	2008

Sale of Centerra	$23,570	—
Operating earnings	69,603	73,823

Earnings from discontinued operations	$93,173	$73,823

The incremental gain of $23,570,000 was comprised of amounts related to unamortized stripping costs ($12,819,000), previously unvalued gold ore stockpiles ($8,787,000) and future income tax assets acquired on acquisition of Centerra ($1,964,000).

The following table presents the components of the US GAAP adjustments related to the operating results of Centerra:

	2009	2008
Stripping costs	$18,929	$11,560
Income tax (expense) recovery	(3,426)	2,463
Reclassification of non-controlling interest	54,100	59,800

Operating earnings	$69,603	$73,823

Under Canadian GAAP, stripping costs incurred during the production phase by mining companies to remove overburden and other mine waste materials in order to access mineral deposits, can be either expensed or capitalized given the specifics of the situation. Under US GAAP, stripping costs are deemed to be variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. No stripping costs were incurred in 2009 (2008 — $13,835,000) and capitalized at Centerra’s mines under Canadian GAAP. Under US GAAP, adjustments were made to expense these amounts. Differences in capitalized costs are amortized over the estimated lives of the assets to which they relate. In 2009, an adjustment was made to reduce the amount of depreciation charged to earnings by $18,929,000 (2008 — $25,395,000). A charge for non-controlling interest in the amount of $7,333,000 (2008 — $6,444,000) is included in the net loss attributable to non-controlling interests.
As required by Statement of Financial Accounting Standards (SFAS) No. 160, Non-controlling Interests in Consolidated Financial Statements, the company has reclassified its non-controlling interests on the statements of earnings and balance sheets. Accordingly, minority interest of $54,100,000 (2008 — $59,800,000) included in discontinued operations under Canadian GAAP has been reclassified as net loss attributable to non-controlling interest.

COMMENTS BY AUDITORS FOR US READERS ON CANADA — US REPORTING DIFFERENCES
To the Board of Directors of Cameco Corporation
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph):
•	that refers to the audit report on the Corporation’s internal control over financial reporting. Our report to the shareholders dated February 23, 2010 is expressed in accordance with Canadian reporting standards, which do not require a reference to the auditors’ report on the Corporation’s internal control over financial reporting in the auditors’ report on the consolidated financial statements.

•	when there is a change in accounting principles that has a material effect on the comparability of the Corporation’s financial statements such as the changes described in note 3(b)(iii) to the consolidated financial statements. Our report to the shareholders dated February 23, 2010 is expressed in accordance with Canadian reporting standards, which do not require a reference to changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.
/s/ KPMG LLP
Chartered Accountants
Saskatoon, Canada
February 23, 2010